Exhibit (d)(2)

EXECUTION VERSION

CONTRIBUTION, NON-TENDER AND SUPPORT AGREEMENT

This Contribution, Non-Tender and Support Agreement (this “Agreement”), dated as of August 2, 2011, is entered into by and between GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), and William L. Yde III, individually (the “Investor”), a stockholder of Global Traffic Network, Inc., a Nevada corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, Parent, GTCR Gridlock Holdings, Inc., a Delaware corporation (“U.S. Parent”), GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation (the “Purchaser”), and the Company propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, for (a) the Purchaser to commence a tender offer to purchase all of the issued and outstanding shares of common stock, par value $.001 per share (the “Company Common Stock”), of the Company (the “Offer”) at an offer price of $14.00 per share, payable to the seller in cash (the “Offer Price”), and (b) after completion of the Offer, for the Purchaser to merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), whereby each issued and outstanding share of Company Common Stock (other than shares to be cancelled in accordance with the Merger Agreement) will be converted into the right to receive the Offer Price, payable to the holder in cash, all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Investor beneficially owns 1,301,747 shares of Company Common Stock (excluding shares of Company Common Stock as to which the Investor may be deemed to have voting power as a result of that certain Voting Agreement dated September 30, 2005, by and between the Investor and the Robert L. Johander Revocable Trust u/a/d December 18, 2006, as amended or extended from time to time (the “Johander Trust Voting Agreement”)) (all such shares of Company Common Stock beneficially owned by the Investor as of the date hereof, together with any other shares of Company Common Stock acquired (whether beneficially or of record) by the Investor after the date hereof, including any shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any warrants, options or restricted stock units, or the conversion of any convertible securities or otherwise, being collectively referred to herein as the “Covered Shares”);

WHEREAS, the Investor has determined, in connection with and immediately prior to the consummation of the Merger, to contribute 535,715 shares of Company Common Stock (the “Contribution”) beneficially owned by the Investor (the “Contributed Shares”), to the capital of Parent upon and in consideration of the Investor’s admission as a limited partner of Parent at the Contribution Closing (as defined below), all on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, to facilitate the Contribution and in light of the applicable requirements of Rule 14d-10(a)(2) of the Exchange Act with respect to the Offer, the Investor has determined that he will not tender any of the Covered Shares into the Offer, with the effect that any Covered Shares, other than Contributed Shares, will be converted in the Merger into the right to receive the Offer Price, payable to the Investor in cash, upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, the Investor has agreed to enter into this Agreement as a condition to the willingness of, and as an inducement for, Parent, U.S. Parent and the Purchaser to enter into the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

ARTICLE 1

CONTRIBUTION

1.1 Contribution of Company Common Stock. Upon the terms and subject to the conditions of this Agreement, at the Contribution Closing, the Investor agrees to transfer, contribute and deliver to Parent all of the Contributed Shares, free and clear of all Liens. In consideration for the contribution of the Contributed Shares to Parent, at and effective as of the Contribution Closing, Parent agrees to admit the Investor as a limited partner of Parent, and the Investor shall be deemed to have contributed the Contributed Shares to the capital of Parent at an aggregate deemed value equal to (a) the Offer Price, multiplied by (b) the total number of Contributed Shares. The rights, privileges and preferences of the Investor’s interest as a limited partner in Parent shall be set forth in an amended and restated agreement of exempted limited partnership of Parent (the “Parent LP Agreement”), the form of which shall be reasonably acceptable to the Investor and which shall include, among other things, the terms and conditions described on Exhibit A to this Agreement. The parties intend that the contribution of Contributed Shares to Parent pursuant to this Agreement shall be treated as a contribution to which Section 721(a) of the Code shall apply. The Investor shall (x) comply in a timely manner with all income tax reporting requirements associated with the fact that Parent is a non-US partnership, including but not limited to those set forth in Section 6038B of the Code, and shall at Parent’s request provide copies of such tax filings to Parent along with proof of timely filing, (y) provide Parent with such information as may be reasonably requested by Parent regarding the Investor’s Tax basis in the Contributed Shares as of the Contribution Closing for U.S. federal income and other applicable Tax purposes and (z) cooperate with Parent and provide such other Tax information as Parent may reasonably request in respect of any Tax matter (including the filing of any Tax Returns).

1.2 Contribution Closing. Subject to the satisfaction or waiver of the conditions to the Contribution set forth in Section 1.3 below, the closing of the Contribution (the “Contribution Closing”) will take place at such time and date to be specified by the parties, such time and date to be after the Acceptance Time and no later than the Effective Time, at the offices of Latham & Watkins LLP, 233 South Wacker Drive, Suite 5800, Chicago, Illinois 60606, unless another time, date or place is agreed to in writing by the parties hereto. At the Contribution Closing, the Investor shall deliver or cause to be delivered to Parent (a) stock certificates, if any, representing the Contributed Shares, with duly executed stock powers attached in proper form to enable the delivery and transfer of such Shares from the Investor to Parent or its designees, and (b) a duly executed joinder to the Parent LP Agreement. Upon receipt of the foregoing deliveries by Parent, at and effective as of the Contribution Closing, the Investor shall be admitted as a limited partner of Parent and the rights, privileges and preferences of the Investor’s interests as a limited partner in Parent shall be as set forth in the Parent LP Agreement.

1.3 Conditions to Contribution.

(a) Conditions to Parent’s Obligations. The obligations of Parent to consummate the Contribution shall be subject to the satisfaction or waiver by Parent of the following conditions:

(i) All of the conditions to the consummation of the Merger under the Merger Agreement shall have been satisfied or waived by Parent or the Company, as applicable.

(ii) The representations and warranties of the Investor contained in Section 3.2 of this Agreement shall be true and correct in all material respects, as of the date of this Agreement and as of the Contribution Closing with the same force and effect as if made on and as of such date.

(iii) The Investor shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Contribution Closing.

(iv) No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity shall be in effect preventing the consummation of, or otherwise making illegal, the Contribution.

(b) Conditions to Investor’s Obligations. The obligations of the Investor to consummate the Contribution shall be subject to the satisfaction or waiver by the Investor of the following conditions:

(i) All of the conditions to the consummation of the Merger under the Merger Agreement shall have been satisfied or waived by Parent or the Company, as applicable.

(ii) The representations and warranties of Parent contained in Section 3.1 of this Agreement shall be true and correct in all material respects, as of the date of this Agreement and as of the Contribution Closing with the same force and effect as if made on and as of such date.

(iii) Parent shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Contribution Closing.

(iv) No Law enacted, entered, promulgated, enforced or issued by any Governmental Entity shall be in effect preventing the consummation of, or otherwise making illegal, the Contribution.

(v) Parent shall have delivered or cause to be delivered to Investor a duly executed Employment Agreement on terms and conditions consistent in all material respects with the requirements of that certain Letter Agreement, dated as of the date hereof, between Parent and Investor with respect to Investor’s continued employment after completion of the Merger.

ARTICLE 2

COVENANTS REGARDING COVERED SHARES

2.1 Agreement Not to Tender. Investor agrees that he shall not, without the prior written consent of Parent, directly or indirectly, tender his or her Covered Shares into the Offer, including any “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act, in any manner, or enter into any agreement, arrangement or understanding that results in such Covered Shares being tendered into the Offer, including any “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act. In furtherance of this Agreement, concurrently herewith, the Investor shall, and hereby does authorize the Company or its counsel to, notify the Company’s transfer agent that there is a stop transfer order with respect to any such Covered Shares attempted to be tendered into the Offer.

2.2 Voting Agreement. From and after the date hereof and until the consummation of the Contribution, at any meeting of the stockholders of the Company, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of the Company is sought (in writing or otherwise), the Investor shall (a) appear at each such meeting or otherwise cause all of the Covered Shares to be counted as present thereat for purposes of calculating a quorum and (b) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all the Covered Shares (i) in favor of adopting the Merger Agreement (including for the purposes of this Section 2.2, as it may be modified or amended from time to time), and the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and this Agreement and any other matter that must be approved by the stockholders of the Company in order for the transactions contemplated by the Merger Agreement to be consummated, (ii) against any Competing Proposal, and (iii) against any proposal, action or agreement that would result in any of the conditions set forth in Article 6 or Annex I of the Merger Agreement not being fulfilled or satisfied.

2.3 No Disposition or Adverse Act. The Investor hereby covenants and agrees that, except as contemplated by this Agreement and the Merger Agreement or as required by applicable Law, the Investor shall not (a) Transfer any or all of the Covered Shares without the prior written consent of Parent, (b) grant any proxy, power of attorney or other authorization or consent in or with respect to any of the Covered Shares that would be inconsistent with the Investor’s voting or consent obligations pursuant to Section 2.2 of this Agreement, or (c) take any other action that would make any representation or warranty of the Investor contained herein untrue or incorrect in any material respect or restrict, limit or interfere in any material respect with the performance of the Investor’s obligations hereunder. Any attempted Transfer of Covered Shares in violation of this Section 2.3 shall be null and void. For purposes of this Section 2.3, the term “Transfer” means, with respect to any Covered Shares, the direct or indirect transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise) of such Covered Shares.

2.4 Non-Solicitation.

(a) Except to the extent permitted by Section 5.4 of the Merger Agreement and subject to Section 2.7 hereof, the Investor agrees that he will not, directly or indirectly, (i) solicit, initiate, propose, knowingly facilitate or encourage (including by providing nonpublic information) any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (ii) furnish to any person any material nonpublic information with respect to, any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to, any Competing Proposal, (iii) engage, continue or participate in discussions or negotiations with any person with respect to any inquiries, proposals or offers or any other efforts or attempts that constitute or would reasonably be expected to lead to any Competing Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal, (v) make any public statement or proposal inconsistent with the Company Board Recommendation, or (vi) enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar document relating to a Competing Proposal or enter into any agreement or agreement in principle requiring the Investor to abandon, terminate or breach its obligations hereunder or fail to consummate the transactions contemplated hereby.

(b) The Investor shall promptly (and in no event later than twenty-four (24) hours) notify Parent in the event that the Investor receives (i) any Competing Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary other than requests submitted by Persons with whom the Investor is permitted to engage in discussions and negotiations pursuant to Section 5.4 of the Merger Agreement covered by an Acceptable Confidentiality Agreement or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. The Investor shall notify Parent promptly (and in any event within 24 hours) with the identity of such Person and a copy of such Competing Proposal, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Competing Proposal, inquiry or request), including any modifications thereto. The Investor shall keep Parent reasonably informed on a reasonably current basis of the status of any Competing Proposal (including any material modifications to the terms thereof) and shall provide Parent with copies of all written proposals or offers with respect to, and all draft documentation reflecting material revisions to, such Competing Proposal.

2.5 Waiver of Participation in Stockholder Actions. The Investor agrees not to commence or join in, and agrees to take all actions necessary to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against Parent, U.S. Parent, the Purchaser, the Company or any of their respective successors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the negotiation and entry into this Agreement or the Merger Agreement.

2.6 Communications. Except as provided in Section 5.7 of the Merger Agreement, Parent and the Investor shall consult with each other before issuing any press release or otherwise making any public statements with respect to entry into this Agreement and entry into the Merger Agreement and the party issuing the press release or public announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance. In furtherance and not in limitation of the foregoing, Parent and its counsel shall be given a reasonable amount of time to review any amendment to the Investor’s Schedule 13D to be filed with the SEC, and the Investor shall give due consideration to the additions, deletions or changes suggested thereto by Parent and its counsel.

2.7 No Limitation on Actions as Director of Officer. Nothing in this Agreement shall be construed to prohibit the Investor from taking any action solely in his capacity as a member of the Company Board or as an executive officer of the Company or, subject to the limitations set forth in the Merger Agreement, from taking any action with respect to any Competing Proposal in such capacity.

2.8 No Ownership Interest. Nothing contained in this Agreement shall be deemed, upon execution, to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Investor, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the Investor in the voting of any of the Covered Shares, except as otherwise provided herein.

2.9 Legends. Certificates, if any, and other evidences of Covered Shares (including, without limitation, any statement of information required by NRS 78.235 in respect of any uncertificated shares) shall conspicuously bear the following legend during the term of this Agreeement:

“THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A CONTRIBUTION, NON-TENDER AND SUPPORT AGREEMENT (A COPY OF WHICH MAY BE OBTAINED FROM THE COMPANY), AND, BY ACCEPTING ANY INTEREST IN SUCH SHARES, THE PERSON HOLDING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH CONTRIBUTION, NON-TENDER AND SUPPORT AGREEMENT, INCLUDING THE VOTING OBLIGATIONS AND RESTRICTIONS ON TRANSFER SET FORTH THEREIN.”

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Parent. Parent represents and warrants to the Investor as follows:

(a) Parent is an exempted limited partnership, validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Parent of this Agreement, the performance by Parent of its obligations hereunder, and the consummation by Parent of the transactions contemplated hereby have been duly authorized. This Agreement has been duly executed and delivered by Parent and, assuming the due execution and delivery thereof by the Investor, constitutes a legally valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b) The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any Law or order applicable to Parent or its properties or assets, (ii) require any consent or approval under, violate, result in any breach of or any loss of any benefit under, or constitute a default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien upon any of the respective properties or assets of Parent, the Purchaser or any Parent Subsidiary pursuant to, any Contract or permit to which Parent, the Purchaser or any Parent Subsidiary is a party or by which they or any of their respective properties or assets may be bound or affected, or (iii) violate the provisions of the governing documents of Parent.

3.2 Representations and Warranties of the Investor. The Investor represents and warrants to Parent that:

(a) The Investor has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement has been duly executed and delivered by the Investor, and assuming the due execution and delivery thereof by Parent, constitutes a legally valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

(b) The execution, delivery and performance of this Agreement by the Investor and the consummation by the Investor of the transactions contemplated hereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any Law or order applicable to the Investor, (ii) require authorization, approval, consent or other action by any Person under, result in a breach of any of the terms of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which the Investor is entitled under any provision of any agreement or other instrument to which the Investor is a party or by which the Investor is bound, or (iii) result in the imposition of any Lien on any of the Covered Shares.

(c) The Investor is the beneficial owner of the Covered Shares free and clear of any Liens and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of any such Covered Shares) other than those created by this Agreement and those set forth in any applicable Benefit Plans. Other than those shares of Company Common Stock as to which the Investor may be deemed to have voting power as a result of the Johander Trust Voting Agreement, the Covered Shares constitute all of the capital stock and any other Equity Interests in the Company owned of record or beneficially by the Investor on the date hereof and, except for the Covered Shares, none of the Investor nor any of its affiliates is the beneficial owner of, or has any right to acquire (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing), any shares of Company Common Stock or other Equity Interests in the Company. The Investor has sole voting power, sole power of disposition and sole power to issue instructions with respect to the matters set forth in this Agreement, in each case with respect to all of the Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement.

(d) The Investor is acquiring the limited partnership interest in Parent for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. The Investor (either alone or together with his its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in Parent and is capable of bearing the economic risks of such investment.

(e) If the Investor is a married individual and the Covered Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legally valid and binding obligation of the Investor, this Agreement has been duly executed and delivered by the Investor’s spouse and, assuming this Agreement is a legally valid and binding obligation of Parent, constitutes a legally valid and binding obligation of the Investor’s spouse, enforceable against such spouse in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

ARTICLE 4

MISCELLANEOUS

4.1 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (b) on the fifth Business Day after dispatch by registered or certified mail, (c) on the next Business Day if transmitted by national overnight courier or (d) on the date delivered if sent by email (provided confirmation of email receipt is obtained), in each case as follows:

If to Parent, addressed to it at:

GTCR Gridlock Holdings (Cayman), L.P.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Phone: (312) 382-2200

Fax: (312) 382-2201

E-mail: christian.mcgrath@gtcr.com

Attention: Christian B. McGrath

with a copy to (for information purposes only):

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

Phone: (212) 906-1200

Fax: (212) 751-4864

E-mail: ted.sonnenschein@lw.com

             bradley.faris@lw.com

Attention:     Edward Sonnenschein

              Bradley C. Faris

If to Investor, addressed to him at:

William L. Yde

208 West Stafford Road

Westlake Village, California 91361

Phone:    (805) 557-0807

E-mail:    drsamtraffic@aol.com

with a copy to (for information purposes only):

Pryor Cashman LLP

7 Times Square

New York, New York 10036

Phone: (212) 326-0110

Fax: (212) 798-6911

E-mail: erayner@pryorcashman.com

Attention:     Edward J. Rayner

4.2 Termination. The term of this Agreement shall commence on the date hereof and shall terminate upon the earliest of (a) the mutual agreement of Parent and the Investor, (b) the Effective Time (c) the termination or withdrawal of the Offer pursuant to its terms or the terms of the Merger Agreement without any shares of Company Common Stock being purchased thereunder or (d) the termination of the Merger Agreement in accordance with its terms; provided, that nothing herein shall relieve any party hereto from liability for any breach of this Agreement and this Section 4.2, and Sections 4.4 through 4.12 shall survive any termination of this Agreement.

4.3 Further Assurances. Each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy its obligations hereunder. In furtherance and not in limitation of the foregoing, each of Parent and the Investor shall cause the appropriate purchase agreements, deeds, bills of sale, instruments of conveyance, assignments, assurances or any other actions or things that are necessary or desirable to give effect to and/or consummate the Contribution.

4.4 Successors and Assigns. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any party hereto without the prior written consent of the other party, and any such assignment without such prior written consent shall be null and void; provided, that notwithstanding the foregoing, after consummation of the transactions contemplated as of the Contribution Closing, Parent may assign all but not less than all of its rights and obligations hereunder to any affiliate without the prior written consent of the Investor. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

4.5 Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

4.6 Survival. The representations, warranties, and other agreements contained herein will survive the Contribution Closing.

4.7 Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Parent and the Investor. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement.

4.8 Integration. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter. There are no third party beneficiaries having rights under or with respect to this Agreement.

4.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

4.10 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof.

4.11 No Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement may only be brought against Persons that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein. No former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, members, managers, agents, affiliates, general or limited partners or assignees of Parent, U.S. Parent, the Purchaser, the Investor or of any former, current or future direct or indirect equity holder, controlling person, stockholder, director, officer, employee, member, manager, general or limited partner, affiliate, agent or assignee of any of the foregoing shall have any liability or obligation for any of the representations, warranties, covenants, agreements, obligations or liabilities of Parent or the Investor under this Agreement or of or for any action, suit, arbitration, claim, litigation, investigation, or proceeding based on, in respect of, or by reason of, the transactions contemplated hereby (including the breach, termination or failure to consummate such transactions), in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate or partnership veil, by or through a claim by or on behalf of a party hereto or another Person or otherwise.

4.12 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Nevada, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Nevada or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Nevada.

(b) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any Nevada State court, or Federal court of the United States of America, sitting in Clark County, Nevada, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Nevada State court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Nevada State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Nevada State or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 4.1. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.12(c).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GTCR Gridlock Holdings (Cayman), L.P.

By:	GTCR Gridlock Partners, Ltd.
Its:	General Partner

By:	/s/ Mark M. Anderson
Name: Mark M. Anderson
Title: Director

/s/ William L. Yde III
Name: William L. Yde III

[Signature Page to Contribution, Non-Tender Agreement and Support Agreement]

Spousal Consent to Contribution, Non-Tender and Support Agreement

The undersigned (a) understands that, pursuant to the provisions of the Contribution, Non-Tender and Support Agreement (the “Agreement”) to which this Spousal Consent is attached, William L. Yde III has agreed not to tender the Covered Shares in the Offer and, upon the terms and subject to the conditions of the Agreement, to contribute and deliver to Parent all of the Contributed Shares, (b) understands that she may have a community property or other interest in such Covered Shares, and (c) consents to such non-tender provisions and the Contribution and agrees to be bound by each and every provision of the Agreement. Capitalized terms used in this Spousal Consent and not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

/s/ Justine Jane Yde
Name:

Exhibit A

Summary of Terms and Conditions of

Amended and Restated Agreement of Exempted Limited Partnership

August 2, 2011

This Summary of Terms and Conditions has been prepared in connection with, and is attached as Exhibit A to, that certain Contribution, Non-Tender and Support Agreement (the “Contribution Agreement”) entered into by and between GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership (“Parent”), and William L. Yde III (the “Chairman”), and describes certain key terms and conditions of an Amended and Restated Agreement of Exempted Limited Partnership of Parent (the “Partnership Agreement”) proposed to be entered into in connection with the Contribution. The capitalized terms used in this Exhibit A and not defined in this Exhibit A shall have the meanings set forth in the Contribution Agreement.

This Summary of Terms and Conditions is prepared for discussions purposes, is not itself a binding commitment or agreement and does not, and is not intended to, impose any legal or other obligations on any party, which legal obligations shall only arise out of the Contribution Agreement and the definitive partnership agreement, registration rights agreement and other definitive agreements executed and delivered by Parent, the Chairman and the other partners of Parent. Furthermore, this Summary of Terms and Conditions does not address, and is not intended to address, all of the terms and conditions of such agreements, and such agreements will include other terms and conditions. The parties acknowledge that they must complete negotiations on the points set forth in this Summary of Terms and Conditions, as well as on points beyond the scope of this Summary of Terms and Conditions.

References in this Summary of Terms and Conditions to amounts proposed to be invested or funded by the GTCR Funds (as defined herein) do not, and are not intended to, impose any legal or other obligation or commitment to invest or fund such amounts to Parent or any other person. Any such obligation or commitment shall only arise out of the Commitment Letter, proposed to be entered into as of the date hereof, by one or more of the GTCR Funds in favor of Parent.

Name:	GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership

Purpose:	Formed for the purpose of acquiring Global Traffic Network, Inc. (the “Company”) pursuant to that certain Agreement and Plan of Merger, dated as of the date hereof, by and among Parent, certain of its direct or indirect wholly-owned subsidiaries and the Company.

General Partner:	GTCR Gridlock Partners, Ltd. (the “General Partner”)

Limited Partners:	GTCR Fund X/A AIV LP, GTCR Fund X/C AIV LP and other funds affiliated with GTCR Investment X AIV Ltd. (collectively, the “GTCR Funds”), the Chairman and other members of Company management to be determined (“Management”)

Initial Capital Contributions:

The GTCR Funds will invest up to $225 million in Parent to fund the purchase of the Company and certain of its subsidiaries (the “Acquisition”), which may be reduced to $190 million to the extent there is excess cash available on the Company’s balance sheet subsequent to completion of the merger.

The Chairman will contribute the Contributed Shares to Parent in the Contribution having an aggregate value of $7.5 million (calculated as the Offer Price, multiplied by the total number of Contributed Shares), less the aggregate value of any Contributed Shares that the Chairman uses to acquire the Management Carry (as described below).

The Chairman and Management will have the opportunity to invest additional amounts in Parent in connection with the Management Carry.

Partnership Interests:	Partnership interests in Parent will be structured as follows:

•	General partnership interests representing a nominal interest in Parent held by the General Partner.

•

Preferred limited partnership interests representing approximately 98% of the equity interests in Parent, held by the GTCR Funds and the Chairman on a pro rata basis in accordance with their respective initial capital contributions (without regard to any Management Carry). The preferred limited partnership interests will accrue a non-cash yield at a rate of 8% per annum, compounded quarterly.

•

Common limited partnership interests representing approximately 2% of the equity interests in Parent, held by the GTCR Funds and the Chairman on a pro rata basis in accordance with their respective initial capital contributions (without regard to any Management Carry), but subject to dilution on account of the Management Carry.

The capital contributions by the GTCR Funds and the Chairman in Parent will be applied on a pro rata basis first to the common limited partnership interests (up to 2% of the equity interests in Parent), and thereafter to preferred limited partnership interests. The Chairman and Management may also invest in the Management Carry simultaneously with the initial capital contributions by the GTCR Funds and the Chairman.

In the event that Parent sells or issues additional common limited partnership interests to third parties (e.g., to directors, sellers, lenders or future investors), all partners holding common limited partnership interests (including on account of the Management Carry) will share dilution on a pro rata basis.

Distributions:	Partnership distributions shall be subject to customary “waterfall” provisions, in accordance with the following general priorities:

•	First, to the holders of preferred limited partnership interests in an amount equal to any accrued and unpaid non-cash yield;

•	Second, to the holders of preferred limited partnership interests in an amount equal to their contributed capital;

•	Third, to the holders of common limited partnership interests in an amount equal to their contributed capital; and

•	Fourth, to the holders of common limited partnership interests, on a pro rata basis in accordance with their respective interests.

Parent will use its reasonable best efforts to make customary tax distributions on account of taxable income allocable to the partners for applicable tax periods, which shall be treated as advances of distributions to which the recipient would otherwise be entitled. Distribution provisions will also address any portion of the Management Carry allocated on an incentive basis in the form of profits interests, as appropriate.

Debt Financing:	In addition to the capital contribution, the GTCR Funds will commit to lend up to $60 million to GTCR Gridlock Holdings, Inc., an indirect wholly-owned subsidiary of Parent, as additional funding for the Acquisition (the “Debt Financing”). The Debt Financing will accrue interest at 12% per annum and have other customary terms and conditions.

GTCR Investment X AIV Ltd. (“GTCR”) or related entities will assist Parent and its subsidiaries in seeking third party financing, including senior bank and/or mezzanine financing, as necessary or desirable to replace the Debt Financing prior to completion of the Acquisition or to refinance the Debt Financing after completion of the Acquisition.

If at or prior to the date that is sixty (60) days after the closing of the Acquisition, Parent and its subsidiaries obtain greater than AUD 50 million in third party financing to replace or refinancing the Debt Financing, than the Management Carry will be increased to 11.5% of the common limited partnership interests of Parent.

Preemptive Rights:	In the case of additional capital contributions by GTCR investors, subject to certain customary exceptions, each of the GTCR Funds and the Chairman will have the opportunity to fund on a pro rata basis in accordance with their capital contributions (without regard to any Management Carry). This is intended to allow each partner the opportunity to maintain a constant level of ownership.

Management Carry:

General:	The Chairman and Management will have the opportunity to acquire up to 11.0% of the common limited partnership interests of Parent. We refer to this investment as the “Management Carry”. The Management Carry will be structured as a purchase of common interests. The Management Carry will dilute all common limited partnership interests on a pro rata basis.

Allocation:

The Chairman will be permitted to acquire 5.0% of the Management Carry (out of the aggregate 11.0% total pool), which the Chairman may elect to structure as a purchase or a profits interest (as described below). If the Chairman elects to purchase a portion of the Management Carry, the Chairman may use Contributed Shares for such purchase, which Contributed Shares shall have an aggregate deemed value equal to (a) the Offer Price, multiplied by (b) the total number of Contributed Shares so used. The allocation of the remaining Management Carry among members of Management will be agreed by the Chairman and the GTCR Funds. In the event the Management Carry is increased by 0.5% in connection with the Debt Financing, the additional management Carry shall be allocated as determined by the Chairman.

Profits Interests:	Some portion of the Management Carry may be allocated on an incentive basis to certain employees in the form of profits interests within the meaning of IRS Revenue Procedure 2001-43, which will participate only in value created after the date of issuance. Any profits interests will be structured in the manner, and subject to the terms and conditions, agreed by the Chairman and the GTCR Funds.

Vesting:	The Management Carry will vest over five years at 20% per year starting with the first anniversary date of the Acquisition and for each of the subsequent four years thereafter. Outstanding Management Carry will vest immediately upon a sale of Parent to a third party. Public offerings will not constitute a sale of Parent for vesting purposes.

Repurchase Right:	The Management Carry shall be subject to a repurchase right in favor of Parent and the GTCR Funds, and may be repurchased by Parent or the GTCR Funds at their option upon termination of employment of the Chairman or other member of Management. For the avoidance of doubt, the Chairman’s initial capital contribution (as opposed to the Chairman’s participation in the Management Carry) shall not be subject to the repurchase right.

The repurchase price of vested interests will be fair market value (except in the case of a termination with cause, in which case the price will be the lower of cost and fair market value). The repurchase price of unvested interests will be the lower of cost and fair market value.

Fair market value will be determined in good faith by the Board of Directors of the General Partner, subject to an agreed-upon appraisal process to address any valuation disputes. Fair market value will be determined without regard to any minority owner discount.

Holdback of Proceeds on Sale:

If requested by a future buyer of Parent or its subsidiaries, the Chairman and other members of Management will be required to agree to continue in their current roles for up to 12 months upon a future sale of Parent (the “Transition Period”). In that situation, 25% of the proceeds due to the Chairman and Management on account of the Management Carry will be held in escrow through, and subject to forfeiture for the period of, the Transition Period. The Chairman and each member of Management will receive his escrowed proceeds, including accrued interest thereon, at the conclusion of the Transition Period, provided that he remains in his current role through the Transition Period. In the event he is terminated without cause, resigns for good reason, dies or becomes disabled, such escrowed proceeds, including accrued interest thereon, will be released to him promptly. During the Transition Period, the Chairman and other members of Management will be entitled to at least the salary, bonus opportunity and fringe benefits as are in place for them during the 60 day period prior to the sale.

Governance:	The General Partner will control the business and affairs of Parent.

The Board of Directors of the General Partner will consist initially of the Chairman, up to three directors designated by GTCR and up to two additional directors to be mutually determined by the Chairman and GTCR. The Chairman shall initially be the Chairman of the Board of the General Partner. All major decisions including acquisitions, additional financing or liquidity events, among others, will be reviewed and approved by the Board of Directors of the General Partner, with GTCR having the ultimate right to control all decisions of the General Partner.

Subject to the authority of the General Partner, and within customary and appropriate parameters established by the Board of Directors of the General Partner, it is expected that Management will have day-to-day responsibility for building Parent and overseeing Parent’s business operations. This would include defining Parent’s strategy and business plan, selecting and evaluating other members of Management, sourcing and completing acquisitions and managing the growth and operations of Parent.

Transferability:	Partnership interests held by the Chairman and other members of Management shall not be transferred except (i) to certain family members and permitted affiliates of the partners, (ii) in connection with a sale of the Company, (iii) pursuant to the repurchase rights with respect to the Management Carry, and (iv) otherwise with the prior approval of the Board of Directors of the General Partner. Permitted transfers will be subject to customary requirements to ensure compliance with applicable regulatory and tax requirements.

Tag Along Rights:	Subject to customary exceptions, if any GTCR Fund proposes to sell all or a portion of its limited partnership interests to a third party, the Chairman shall be entitled to sell vested limited partnership interests, on the same terms offered by the partner proposing such transfer, on a pro rata basis giving effect to the waterfall and other terms applicable to the interests being transferred.

Drag-Along Obligations:	If the Board of the General Partner approves, or GTCR determines to pursue, a sale of the Company to a third party, then each limited partner will agree to participate in and support such transaction on the terms and conditions approved by the Board of the General Partner or GTCR. If required under applicable law, each limited partner will transfer up to all of, and vote for or consent to such transaction with respect to all of, their limited partnership interests.

Initial Public Offering; Change in Business Form

As determined by the Board of the General Partner, each holder of limited partnership interests shall consent to and take any actions necessary to consummate an initial public offering, and to incorporate or otherwise change the legal form of the business of Parent or any of its subsidiaries or any part thereof in order to effect a public offering or for other reasons deemed by the Board to be in the interests of Parent or its partners.

Registration Rights:	The GTCR Funds will have customary demand registration rights, and the GTCR Funds and the Chairman will have customary piggyback registration rights, covering the capital stock or other securities into which common limited partnership interests may be converted in connection with an initial public offering. Fees and expenses of any such registrations, other than underwriting discounts and including fees of one special counsel for the selling shareholders, shall be payable by the Company.

The GTCR Funds, the Chairman and Management shall agree, if so requested by the Company or any underwriter in connection with any public offering, not to sell or otherwise transfer any securities of the Company during a period of up to 180 days following the effective date of the applicable registration statement.

Non-Competition:	In consideration of the contribution of the Contributed Shares to Parent, and the sale of the Chairman’s other shares to an indirect wholly-owned subsidiary of Parent in the Acquisition, the Chairman will agree to non-competition provisions as to the Company consistent with the new employment agreement to be entered into in connection with the Acquisition for a period of four (4) years from the date of the closing of the Acquisition. Other members of Management will also enter into appropriate non-competition provisions.

Fees and Expenses:	Parent will pay GTCR’s legal expenses in connection with any financing as well as any out-of-pocket expenses incurred by GTCR in attending Board meetings and other Parent-related meetings.

GTCR or a related entity will receive an annual management fee of $500,000 following the consummation of the Acquisition and a placement fee equal to 1% of all funds raised (debt and equity) by Parent and its subsidiaries, other than investments by the Chairman and Management.

At the time of the initial capital contribution, Parent will pay the Chairman’s reasonable legal expenses related to entering into definitive agreements in an amount not to exceed $75,000.